Contact

www.linkedin.com/in/allenpenn (LinkedIn)
www.allenpenn.com (Other)

Top Skills

Analytics
Business Strategy
Start-ups

Allen Penn

Founder
Nashville, Tennessee, United States

Experience

Framework
Founder
January 2023 - Present (2 years 3 months)
Nashville, Tennessee, United States

Pennbrook Capital
Angel Investor
September 2018 - Present (6 years 7 months)
Singapore/Nashville

Investments include: Aisle, Alpen, Bandit (acq. by GoPuff), Basil, Beam, Borneo, Bumbleroot, ChargePass, Cottage, Cove AI, Curate, CUTR, Dutchie, Favor, Flexday, Galley, Green Bits (acq. by Dutchie), HrFlow.ai, ISO, Kaddy (acq. by ASX:DW8), Kargo, Katkin, Klikit, Markato, MPL, Nurture, Odeza (acq. by Ensemble Health Partners), Pastel, Pepper, PlayVS, NecoTech, Nelo, Red Circle, ScarabTech, Snackpass, Summer Health, Sudozi, Sway, Tajir, Unicorn, Vinovest, and more

American Farmland Trust
Board Member
February 2023 - Present (2 years 2 months)
United States

Only One
Board Member
March 2020 - Present (5 years 1 month)
Global

GV
Advisor
August 2021 - July 2023 (2 years)

Ready
President & Chief Operating Officer
June 2020 - April 2022 (1 year 11 months)
Nashville Metropolitan Area

Uber

7 years 5 months

Vice President, Global Operations - Uber Eats
November 2017 - November 2018 (1 year 1 month)
Singapore

Director & GM, APAC - Uber Eats
November 2016 - October 2017 (1 year)
Singapore

Director & GM, Uber China
May 2013 - October 2016 (3 years 6 months)
Hong Kong

Director & GM, Uber Asia
May 2013 - May 2015 (2 years 1 month)
Singapore / Hong Kong

Regional GM, U.S. Midwest
December 2012 - April 2013 (5 months)
Greater Chicago Area

GM, Chicago
January 2012 - November 2012 (11 months)
Greater Chicago Area

Operations Manager, Chicago
July 2011 - December 2011 (6 months)
Greater Chicago Area

GTCR
Private Equity Portfolio Analyst
January 2010 - July 2011 (1 year 7 months)

PricewaterhouseCoopers Consulting
Strategy and Business Analytics Consultant
January 2007 - January 2010 (3 years 1 month)

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Education

Miami University

Bachelor of Science in Business, Magna Cum Laude, Accounting · (2002 - 2006)